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SEC 1344
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12B-25

                                                         SEC FILE NUMBER 0-74220
                                                         CUSIP NUMBER 966245102

                           NOTIFICATION OF LATE FILING

(CHECK ONE):
[ ] Form 10-K   [ ] Form 20-F    [ ] Form 11-K  [X] Form 10-Q   [ ] Form N-SAR
For Period Ended:  September 30, 2002
                   ------------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
________________________________________________________________________________

PART I -- REGISTRANT INFORMATION


Whitewing Environmental Corp.
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Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable


430 Victoria Terrace
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Address of Principal Executive Office (STREET AND NUMBER)


Ridgefield, NJ 07657
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


X        (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated X without unreasonable effort or expense;

X        (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The preparation of the quarterly financial statements required by the report on Form 10-Q for the quarter ended September 30, 2002 has been delayed as a result of Whitewing Environmental Corp.'s (Whitewing) recent acquisition. On September 17, 2002 Whitewing closed on the purchase of some of the assets of Connecticut Waste Oil, Inc. (CWO) including waste oil trucks, vacuum trucks, office equipment, a certified testing laboratory, and a customer base. Whitewing committed personal and resources to the conversion of the CWO data and transitioning the responsibilities of administration and operations, this commitment delayed the completion of the quarter ended September 30, 2002.

The following are the estimated amounts for the quarters ended and nine months ended September 30, 2001 and 2002.

                               For the quarter ended   For the nine months ended
                                September 30, 2002        September 30, 2002
                               ---------------------   ------------------------
Sales                                 $  1,325,755              $  3,766,909
Cost of goods and services sold       $    836,390              $  2,276,765
Operating loss                        $   (404,007)             $ (1,926,969)
Net loss                              $   (432,171)             $ (2,020,308)
Weighted average number of
         shares outstanding             34,097,183                26,728,882
Basic/Diluted Loss per share          $       (.01)             $       (.08)


                               For the quarter ended   For the nine months ended
                                 September 30, 2001        September 30, 2001
                               ---------------------   ------------------------
Sales                                 $   920,350                $ 2,632,379
Cost of goods and services sold       $   539,515                $ 1,556,433
Operating loss                        $   (63,910)               $  (181,095)
Net loss                              $   (78,460)               $  (249,016)
Weighted average number of
         shares outstanding            17,400,000                 17,400,000
Basic/Diluted Loss per share          $       NIL                $      (.01)


PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Charles J. Stuto, CFO         201               943-0800
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              (Name)               (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). (X)Yes No
________________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
( )Yes (X) No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                          Whitewing Environmental Corp.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 11/15/02                          By /s/ Charles J. Stuto, CFO